Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-127780

Final Term Sheet

Entergy Arkansas, Inc.

$75,000,000 6.45% Perpetual Cumulative Preferred Stock

Pricing Date:	March 20, 2006

Settlement Date:	March 24, 2006 (T+4)

Amount:	$75,000,000

Security Type:	Cumulative Perpetual Preferred Stock

Maturity:	Perpetual

Legal Format:	SEC Registered

Ratings:	Ba1 / BB+ / BBB-

Par Value:	$25.0

Number of Shares:	3.0 million shares

Day Count Convention:	30/360

Payment Dates:	First dividend payment date will be July 1, 2006. Thereafter, dividends will be paid quarterly on the 1st of January, April, July and October.

Optional Redemption:	The Preferred Stock is not redeemable prior to April 1, 2011. On or after April 1, 2011, the Preferred Stock will be redeemable in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to $25 per share plus an amount equivalent to accumulated and unpaid dividends.

Dividend Rate:	6.45%

Gross Spread:	2.00%

Price to Public:	$75,000,000

Underwriting Fee:	$1,500,000

Net Proceeds:	$73,500,000

CUSIP:	29364D 78 7

Joint Bookrunners:	Lehman Brothers Inc. (40%) Wachovia Capital Markets, LLC (40%)

Co-Managers:	Barclays Capital Inc. (15%) Stephens Inc. (5%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, Lehman Brothers Inc. or Wachovia Capital Markets, LLC can arrange to send you the prospectus if you request it, please call Lehman Brothers Inc. 1-888-603-5847 or Wachovia Capital Markets, LLC at 1-704-593-7559.